Aptera Motors

Hardware Technology Infrastructure Social Impact Product

The world's first Never Charge solar vehicle!

APTERA.US SAN DIEGO CALIFORNIA





We believe, as a society, we waste too many resources on transportation. With a pure focus on efficiency, our vehicles make for much better use of materials both in their construction and their use. This saves resources we can not afford to waste and lessens our overall impact on the planet and each other.

Chris Anthony CEO @ Aptera Motors

Why you may want to support us...

1. In addition to its 1,000+ mile battery range, the Aptera can travel 40+ miles a day on the free power from its integrated solar panels.
2. Gas cars are inefficient and EVs today aren't efficient enough.
3. The Aptera is aerodynamic, lightweight, strong, and fun to drive!
4. By 2022, we expect to realize margins of 35% selling 10,000 units per year.
5. Each Aptera owner could reduce their carbon footprint by over 14,000 pounds of CO2 per year.
6. It's safe. The Aptera has a passenger safety cell stronger than that of any other vehicle on the road today.
7. It's affordable. The Aptera uses less material to build making it cheaper to manufacture.
8. For Admins: **$200,000** raised from prior investors
9. For Admins: **$0** lifetime revenue
10. For Admins: **0** users and customers
11. For Admins: Incorporated: false | Financials: Yes

Why investors ❤ us

WE'VE RAISED $2,819,622 SINCE OUR FOUNDING



We put in solar with battery backup in 2003 and was on the early list for the original Aptera 2e. When that didn't happen I went with a LEAF when it came out in 2011 and put 90,000 miles on it before trading it in for a Tesla model 3 in 2018. I am never, EVER, going back to fossil fuels. There is no need.

When I heard that Aptera was back, with a big battery, and solar panels so it might not even have to be plugged in... I was IN!

Aptera will change the minds of so many people that I had to be an investor to help them on their journey to getting game-changing cars into the exploding EV market.

John Overstreet



LEAD INVESTOR | INVESTING $20,000 THIS ROUND

I believe in efficiency and what I just saw is very efficient and good for the environment. Thank you for your innovative thinking.

Mabinty Fornah



I believe in those that never give up, it's a special trait. The sector your in is exploding and I hope to come along for the ride with you all. Go get em boys!

Jonathan Low

There was a time someone took a risk on me.

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Chris Anthony

CEO

Founded Flux Power, IPO 2009. A Lithium-ion battery producer reducing 1,000+ tons of CO2/year in industrial markets. Founded Epic Boats 2002. CFD based boat designs built with environmentally friendly technologies.





Steve Fambro

CEO

Founded Famgro, built the world's largest automated pesticide/herbicide-free farm which saves over 4M gallons of water per year. Venture Partner of Ocean Holdings, which advances clean and renewable projects around the world.





Sarah Hardwick

CMO

Founder of award-winning communications firm that launched Aptera into the spotlight a decade ago, helped to build and nurture a loyal community of fans who have since followed Aptera to become investors and a founding part of the company's success.





In the news



Downloads

Wefunder Aptera Investor Presentation.pdf

Our Story

In 2005, Aptera's founder, Steve Fambro, frustrated by horrible gas mileage and freeway

congestion, endeavored to design a vehicle more efficient than any other. His goal was to legally drive in the carpool lanes of Southern California in a safe, fuel-conscious vehicle. He began researching low-drag aerodynamics and composite aircraft construction methods.



Through a mutual friend, he met Chris Anthony in San Diego who also had an interest in composites. Chris was building his innovative wakeboard boat line with a novel and eco-friendly resin infusion process that would be a perfect fit for a lightweight composite structure for vehicles. Together they worked on a new monocoque safety cell structure for the Aptera, followed by a prototype vehicle with two seats and three wheels. This proved Steve's hypothesis that a low-drag, aerodynamic body shape doesn't sacrifice comfort, drivability, or safety.



The first operating prototype achieved over 300 miles per gallon(mpg) and was a great inspiration to the new Aptera that you see above. By 2009, Aptera Motors had over 50 employees, several prototypes, and a production-intent vehicle that was ready to be manufactured.



Unfortunately, the new management team set the company on a path that required a $400M+ loan from the Department of Energy. The time it took to receive the loan was far too long for the company to survive, and the company ceased operations and was liquidated in 2011.

Now, with renewed vigor and access to better technologies, Aptera is back to establish an automotive brand that delivers the "future". Our advanced designs lever aerodynamics, clever lightweight materials, and efficient drivetrains to create a product portfolio of outstandingly safe, efficient, long-range electric vehicles that are also a blast to drive.

Finances

Aptera is currently gathering early-stage investments to design, manufacture, and distribute the Aptera electric vehicle. Our first fundings will be used to finalize, test, and optimize a production-intent design of the Aptera. After that, we will raise production ramp funds and begin manufacturing of the world's most efficient vehicles.

Steve and Chris are looking for investors who share their vision for efficient, sustainable transportation that has a meaningful impact on people's lives.

	2019	2020	2021	2022
Vehicles Sold (all models)	-	-	314	4,287
Revenue (in US $1,000)	-	-	9,921	141,264
Costs of Goods Sold	-	-	6,465	92,233
Gross Margin	-	-	31%	35%
Operating Expenses	1,500	2,498	15,153	16,647
Net Profit	(1,500)	(2,498)	(14,560)	38,558

Our initial target price is between $26K - $49K. Our initial target cost is between $21K - $33K. By 2022, we expect to realize margins of 35%. However, please note that these numbers may change once we start production. **These are future projections and cannot be guaranteed.**

The Aptera Design



Our design ethos distinguishes us from all other vehicle manufacturers, as we respect the high economic and environmental cost we pay for transportation.



We have changed the fundamental design criteria for vehicles. Instead of designing for styling or lifestyle aesthetic, the Aptera emphasizes efficiency and safety. By doing so, Aptera has distinct advantages over any passenger vehicle currently being produced.



Our vehicle makes use of superior aerospace quality composites for safety and weight savings and advanced aerodynamics for unprecedented low-drag performance. These two features plus an extremely efficient powertrain and a low rolling-resistance design make the Aptera the most efficient vehicle available today.



All of this yields a vehicle that is more efficient, cheaper to build, safer, and better for the environment than anything available today. We hope you will join us in building a more efficient future for transportation. This is the first step in our plan to positively impact the planet and as many peoples' lives as we can. The next step is putting as many Apterae as we can on the roadways of the world. We truly appreciate your time in evaluating our potential.











Driven by the Sun!


Driven by the Sun | Never Charge Technology
Watch later
Share
1000
miles


Over 3 square
meters of solar
Solar dash adds to
your range
Over 40 miles of range
per day and 11,000 miles
a year in sunnier climates
Easily replaceable and
upgradable panels designed
for over 10 years of life

*Our Never Charge Solar package provides over 40 miles a day and over 11,000 miles a year of free solar charging in many places. This is in addition to the battery pack range of up to 1,000+ miles when fully charged. Check our website: www.Aptera.us for a solar calculator that will show you the solar yield in your area.

**Also have a look at the download link above to a view .pdf with more detail on our approach, product, and team.

Investor Q&A

— COLLAPSE ALL

What does your company do? ⌄

We believe we build the most efficient transportation on the planet. Science drives our approach to building better vehicles and the result is something that can travel over 1,000 miles on a single charge. We believe our focus on efficiency will benefit the planet by using our resources more wisely and polluting less.

Where will your company be in 5 years? ⌄

By 2021, we hope to create the first prototypes of the new Aptera. These prototypes will aid us with the testing and validation we need to perform to launch into production of the Aptera later that same year. By 2022, we hope to produce 10,000 units per year of several variants of our 2 passenger+ vehicles. In five years, by 2024, we hope to produce 40,000 units per year with additional Aptera variants. These are forward looking projections that are not guaranteed.

Why did you choose this idea? ⌄

We believe, as a society, we waste too many resources on transportation. With a pure focus on efficiency, our vehicles make for much better use of materials both in their construction and their use. This saves resources we can not afford to waste and lessens our overall impact on the planet and each other.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

It's time transportation became more efficient. Electric vehicles are a good first step and by 2040 they will account for 35% of all new vehicle sales. Yet, even electric cars are heavy, un-aerodynamic, and mechanically lossy today. For the most part, we've been building cars the same way for 50 years.

Aptera makes aerodynamic, lightweight cars with an efficiency many times that of today's EVs. Our aerodynamics are computationally pure and the closer to the drag seen by an airplane versus today's cars. Our resin-infused bodies are lightweight and strong. And our powertrain is elegantly efficient.

This all adds up to transportation that is far superior to the offerings of today and something the industry is incapable of building.

What is your proudest accomplishment? ⌄

We built an amazing following of people dedicated to our vision of transportation's future. These people have written us nice notes, made us artwork, and even baked us cakes in an effort to support us. This kind of support was humbling and a driver for us to succeed in our goals. Now is the time for us to deliver!

How far along are you? What's your biggest obstacle? ⌄

We are currently designing our new launch vehicles and planning for their construction. These first vehicles are for validation and testing so we enter production with vehicles that meet our customers' needs

Lining up all of our vendors and finishing each part to the reliability and safety standard will be difficult. However, our team is the team to do this (please see 'Team' section).

Who are your competitors? Who is the biggest threat? ⌄

There is no player in the transportation world that is focused on efficiency like Aptera. But there are several that are a step in the right direction in our transition from combustion-powered vehicles.

Companies like Tesla, Nissan, and BMW offer pure electric vehicles, which are much better for the environment than a typical gasoline-powered car. We feel that all of these companies would struggle to focus on efficiency as they are all built from a legacy of automotive design dating back several decades.

Our biggest threat would be not building enough vehicles to meet our demand and having other companies fill our sales opportunities.

What do you understand that your competitors don't? ⌄

We understand that strong, lightweight, and aerodynamics vehicles can be fun to drive and more than meet the demands of drivers today.

How will you make money? ⌄

We will sell efficient vehicles to those who have a passion for better engineering, more energy-efficient products, and environmental protection.

By 2022, we aim to sell over 10,000 units for $33.8K on average. Target cost is $26K on average. However, because we have not yet started production, we cannot guarantee the cost per car and thus, the price. Nor can we guarantee we will reach these sales.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

There are many geopolitical risks with an electric vehicle and composite vehicle's supply chain. China could stop providing the rare earth materials needed for battery and motor production. This could cause an un-definable delay in our production ramp and cost us greatly in the process.

For us to reach the production goals we've set, we need to have capable vendors, suppliers, and equipment providers to build the infrastructure, inventory, and finished vehicles for our customers.

What do you need the most help with? ⌄

We need help spreading our story to people who care about efficiency, the environment, and smarter transportation. If you wish, please share our campaign page with people you think would be interested in learning more about the Aptera.

What would you do with the money you raise? ⌄

We are looking to build several new validation vehicles to better our engineering for our product launch plan. This will require design, engineering, and tooling for these first vehicles along with all the backend support needed for the company and our further fundraising efforts.

How have you progressed since your last raise on Wefunder? ⌄

We've made significant engineering progress, tripled our team size, and are just about to launch our vehicles for pre-order. We feel we are worth significantly more now than a year ago when we kicked off our last crowdfunding campaign. In just a few weeks, we will start taking pre-orders - taking a step function in valuation once again as we will have a direct path to revenue and profitability.

